                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               -----------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)
                          (Amendment No. _________) /1/




                           Juno Online Services, Inc.
                           --------------------------
                                (Name of Issuer)

                    Common Stock, par value, $.01 per share
                    ---------------------------------------
                         (Title of Class of Securities)

                                  482048 10 5
                                 ---------------
                                 (CUSIP Number)

                                  May 25, 1999
              --------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
     Schedule is filed:

           _ Rule 13d-1(b)

           _ Rule 13d-1(c)

           x Rule 13d-1(d)
           -


----------

     /1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this coverage page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 482048 10 5              13G                        Page 2 of 11 Pages


1    Name of Reporting Persons/S.S. or I.R.S. Identification Nos. of Above
     Persons
     The News Corporation Limited

2    Check the Appropriate Box if a Member of a Group                    (a) [_]


                                                                         (b) [_]

3    SEC Use Only

4    Citizenship or Place of Organization
     South Australia, Australia

      Number of           5 Sole Voting Power
        Shares              3,135,208/1/
     Beneficially         6 Shared Voting Power
       Owned by             0
         Each             7 Sole Dispositive Power
      Reporting             3,135,208/1/
     Person with          8 Shared Dispositive Power
                            0

9    Aggregate Amount Beneficially Owned by Each Reporting Person
     3,135,208/1/

10   Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares     _

11   Percent of Class Represented by Amount in Row 9
     9.0%

12   Type of Reporting Person
     CO


----------
/1/ See Item 4.

CUSIP NO. 482048 10 5              13G                        Page 3 of 11 Pages



1    Name of Reporting Persons/S.S. or I.R.S. Identification Nos. of Above
     Persons
     News America Incorporated

2    Check the Appropriate Box if a Member of a Group                   (a) [_]

                                                                        (b) [_]

3    SEC Use Only

4    Citizenship or Place of Organization
     Delaware

       Number of          5 Sole Voting Power
        Shares              3,135,208/1/
     Beneficially         6 Shared Voting Power
       Owned by             0
         Each             7 Sole Dispositive Power
      Reporting             3,135,208/1/
     Person with          8 Shared Dispositive Power
                            0

9    Aggregate Amount Beneficially Owned by Each Reporting Person
     3,135,208/1/

10   Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares     _

11   Percent of Class Represented by Amount in Row 9
     9.0%

12   Type of Reporting Person
     CO


----------
/1/ See Item 4.

CUSIP NO. 482048 10 5              13G                        Page 4 of 11 Pages



1    Name of Reporting Persons/S.S. I.R.S. Identification Nos. of Above Persons
     K. Rupert Murdoch

2    Check the Appropriate Box if a Member of a Group                   (a) [_]

                                                                        (b) [_]

3    SEC Use Only

4    Citizenship or Place of Organization
     United States


       Number of          5 Sole Voting Power
        Shares              3,135,208/1/
     Beneficially         6 Shared Voting Power
       Owned by             0
         Each             7 Sole Dispositive Power
      Reporting             3,135,208/1/
     Person with          8 Shared Dispositive Power
                            0

9    Aggregate Amount Beneficially Owned by Each Reporting Person
     3,135,208/1/

10   Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares     _

11   Percent of Class Represented by Amount in Row 9
     9.0%

12   Type of Reporting Person
     IN


----------
/1/ See Item 4.

CUSIP NO. 482048 10 5              13G                        Page 5 of 11 Pages



Item 1(a).     Name of Issuer:
               --------------

               Juno Online Services, Inc.

Item 1(b).     Address of Issuer's Principal Executive Offices:
               -----------------------------------------------

               1540 Broadway
               New York, NY 10036

Item 2(a).     Name of Person Filing:
               ---------------------

               The News Corporation Limited

               News America Incorporated

               K.  Rupert Murdoch

               The Joint Filing Agreement of the Reporting Persons is attached hereto as Exhibit 1.

Item 2(b).     Address of Principal Office, or if None, Residence:
               --------------------------------------------------

               The News Corporation Limited ("News Corporation")
               2 Holt Street, Sydney
               New South Wales 2010, Australia

               News America Incorporated ("NAI")
               1211 Avenue of the Americas
               New York, New York 10036

               Mr.  K.  Rupert Murdoch
               1211 Avenue of the Americas
               New York, NY  10036

Item 2(c).     Citizenship or Place of Incorporation for each Reporting Person:
               ---------------------------------------------------------------

               News Corporation is a corporation incorporated under the laws of and registered in the State of South Australia, in the Commonwealth of Australia.

               NAI is incorporated under the laws of Delaware.

               Mr.  Murdoch is a United States citizen.

CUSIP NO. 482048 10 5              13G                        Page 6 of 11 Pages



Item 2(d).     Title of Class of Securities:
               ----------------------------

               Common Stock, par value $.01 per share

Item 2(e).     CUSIP Number:
               ------------

               482048 10 5

Item 3.        If This Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b)
               ----------------------------------------------------------------
               or (c), Check Whether the Person Filing is a:
               -----------------------------------------------

     (a)       _  Broker or dealer registered under Section 15 of the Exchange
                  Act.
     (b)       _  Bank as defined in Section 3(a)(6) of the Exchange Act.
     (c)       _  Insurance company as defined in Section 3(a)(19) of the
                  Exchange Act.
     (d)       _  Investment company registered under Section 8 of the
                  Investment Company Act.
     (e)       _  An investment adviser in accordance with Rule
                  13d-1(b)(1)(ii)(E).
     (f)       _  An employee benefit plan or endowment fund n accordance with
                  Rule 13d-1(b)(1)(ii)(F).
     (g)       _  A parent holding company or control person in accordance with
                  Rule 13d-1(b)(1)(ii)(G).
     (h)       _  A savings association as defined in Section 3(b) of the
                  Federal Deposit Insurance Act.
     (i)       _  A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.
     (j)       _  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to Rule 13d-1(c), check this box. _

Item 4.        Ownership:
               ---------

               The following information is as of December 31, 1999:

               (a)    Amount Beneficially Owned: 3,135,208
               (b)    Percent of Class: 9.0%
               (c)    Number of shares as to which such person has:
                      (i)   sole power to vote or to direct the vote: 3,135,208
                      (ii)  shared power to vote or to direct the vote: 0
                      (iii) sole power to dispose or to direct the disposition
                            of: 3,135,208
                      (iv) shared power to dispose or to direct the disposition of: 0

               NAI is the direct beneficial owner of the shares of the Issuer's Common Stock reported herein. As News Corporation owns NAI through certain intermediaries, News Corporation may be deemed to own beneficially the shares of the Issuer's Common Stock reported herein.

CUSIP NO. 482048 10 5              13G                        Page 7 of 11 Pages



          Approximately 30% of the voting stock of News Corporation is owned by
          (i) Mr. Murdoch and members of his family, (ii) (A) Cruden Investments Pty. Limited, which is a private Australian investment company owned by Mr. Murdoch, members of his family and various corporations and trusts, the beneficiaries of which include Mr. Murdoch, members of his family and charities, and (B) a subsidiary of Cruden; and (iii) a corporation which is controlled by trustees of settlements and trusts set up for the benefit of the Murdoch family, certain charities and other persons. By virtue of the shares of News Corporation owned by such persons and entities, and Mr. Murdoch's positions as Chairman and Chief Executive of News Corporation, Mr. Murdoch may be deemed to control the operations of News Corporation.

Item 5.   Ownership of Five Percent or Less of a Class:
          --------------------------------------------

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class securities, check the following [ ].

Item 6.   Ownership of More than Five Percent on Behalf of Another Person:
          ---------------------------------------------------------------

          Not Applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:
          ------------------------------------------------------------

          Not Applicable.

Item 8.   Identification and Classification of Members of a Group:
          -------------------------------------------------------

          Not Applicable.

Item 9.   Notice of Dissolution of Group:
          ------------------------------

          Not Applicable.

Item 10.  Certification:
          -------------

          Not Applicable.

CUSIP NO. 482048 10 5              13G                        Page 8 of 11 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:     February 11, 2000

                                    THE NEWS CORPORATION LIMITED

                                      By:    /s/ Arthur M. Siskind
                                          ------------------------------
                                          Name:  Arthur M. Siskind
                                          Title: Director

CUSIP NO. 482048 10 5              13G                        Page 9 of 11 Pages



                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:     February 11, 2000

                                    NEWS AMERICA INCORPORATED

                                      By:    /s/ Arthur M. Siskind
                                          ---------------------------------
                                          Name:  Arthur M. Siskind
                                          Title: Director

CUSIP NO. 482048 10 5              13G                       Page 10 of 11 Pages



                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:     February 11, 2000


                                          /s/ K. Rupert Murdoch
                                          ---------------------
                                              K. Rupert Murdoch

CUSIP NO. 482048 10 5              13G                       Page 11 of 11 Pages



                                                                       Exhibit 1

                             JOINT FILING AGREEMENT

     The News Corporation Limited, News America Incorporated and K. Rupert Murdoch (the "Reporting Persons") hereby agree to file jointly the Schedule 13G to which this Joint Filing agreement is attached and any amendments thereto, as permitted by Rule 13d-1 promulgated under the Securities Exchange Act of 1934, as amended. Each of the Reporting Persons agrees that the information set forth in such Schedule 13G and any amendments thereto with respect to that Reporting Person will be true, complete and correct as of the date of that Schedule 13G or that amendment, to the best of that Reporting Person's knowledge and belief, after reasonable inquiry. Each of the Reporting Persons makes no representations as to the accuracy or adequacy of the information set forth in the Schedule 13G or any amendments thereto with respect to any other Reporting Person. Each of the Reporting Persons shall notify the other Reporting Persons promptly if any of the information set forth in the Schedule 13G or any amendments thereto becomes inaccurate in any material respect or if that person learns of information which would require an amendment to the Schedule 13G.

     IN WITNESS WHEREOF, the undersigned have executed this Joint Filing Agreement as of the 11th day of February, 2000.


                              THE NEWS CORPORATION LIMITED

                              By: /s/ Arthur M. Siskind
                                  -------------------------------------
                                 Name:  Arthur M.  Siskind
                                 Title: Director


                              NEWS AMERICA INCORPORATED

                              By: /s/ Arthur M. Siskind
                                  -------------------------------------
                                  Name: Arthur M. Siskind
                                  Title: Director


                              /s/ K. Rupert Murdoch
                                  -------------------------------------
                                  K. Rupert Murdoch